UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
RULE 13D-101
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*
PHARMOS CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

717139307
(CUSIP Number)

Linda H. Hanauer
Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)
January 3, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: VENROCK ASSOCIATES I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-6300995

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,283,212[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,219,052[23]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,283,212[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.01%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
[1]	Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P. (the “Venrock Entities”) are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 3 below, collectively, the Venrock Entities beneficially own 1,283,212 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares.

[3]	These shares are subject to the lock-up provisions of the Registration Rights Agreement (as defined herein) and the number of shares excludes an aggregate of 64,160 shares held in escrow for the purpose of satisfying potential indemnity claims until April 25, 2008.

[4]	This percentage is calculated based upon 25,603,759 shares of the Issuer’s Common Stock outstanding on October 30, 2007.

1	NAMES OF REPORTING PERSONS: VENROCK ASSOCIATES III, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-4120290

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,283,212[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,219,052[23]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,283,212[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.01%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS: VENROCK ENTREPRENEURS FUND III L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-6300995

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,283,212[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,219,052[23]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,283,212[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.01%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

The following constitutes Amendment No. 1 to the Schedule 13D previously filed by the undersigned (the “Schedule 13D/A”) with respect to the common stock, par value $0.03 per share (the “Common Stock”) of Pharmos Corporation, a Nevada corporation (the “Issuer” or “Pharmos”). The Schedule 13D is amended as follows and except as otherwise provided herein, all items of the Schedule 13D, as amended, remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
The Venrock Entities purchased the Convertible Debentures (as defined below) from the Issuer for an aggregate purchase price of $1,000,000.00. The source of the funds used by the Venrock Entities to acquire the Convertible Debentures was obtained from capital contributions by their partners. References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the Securities Purchase Agreement, which is incorporated in its entirety in this Item 3.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
The Venrock Entities are filing this 13D/A to report that on January 3, 2008, the Venrock Entities entered into a Securities Purchase Agreement (the “SPA”), dated as of even date therewith, with the Issuer and certain other investors set forth therein. In connection with the SPA, the Issuer issued to each of the Venrock Entities a 10% Convertible Debenture due November 2012 in an aggregate outstanding principal amount of $1,000,000 (the “Convertible Debentures”). In connection with the SPA and the Convertible Debentures, the Issuer also entered into a Registration Rights Agreement with the investors party to the SPA. The Convertible Debentures acquired by the Venrock Entities were acquired solely for investment purposes.
The Convertible Debentures mature on the earlier of November 1, 2012 or the sale of the Issuer. In addition, the Convertible Debentures, together with all accrued and unpaid interest thereon, may be repaid, without premium or penalty, commencing on November 1, 2011. The Convertible Debentures may be converted in whole or in part (in increments of at least $100,000 principal amount), on or after November 1, 2008 until the earlier of (i) November 1, 2009 and (ii) the date the Convertible Debenture is no longer outstanding, at the holder’s election, into shares of Common Stock. However, the holder (together with its affiliates) may not acquire Common Stock upon conversion of the Convertible Debenture to the extent that, upon conversion, the holder (together with its affiliates) would beneficially own in excess of 4.99% of the total number of shares of Common Stock outstanding immediately after giving effect to such conversion. Starting on November 1, 2009 (or earlier upon the sale of the Issuer), the Convertible Debentures may be converted (in increments of at least $100,000 principal amount) at the option of the Venrock Entities into Common Stock, at a fixed conversion price equal to $0.70 per share.
The Convertible Debentures bear interest at the rate of 10% per annum, payable semi-annually either in cash or Common Stock at the option of the Issuer. The Registration Rights Agreement provides that the Issuer will, subject to the terms thereof, register the Common Stock issuable upon conversion of the Convertible Debentures and the Common Stock issuable, at the Issuer’s option, in lieu of cash interest payments on the Convertible Debentures.
In connection with the transaction referenced above, the Issuer also amended a Rights Agreement (the “Rights Amendment”) to exclude the acquisition of securities by the purchasers pursuant to the SPA and the Convertible Debentures from triggering a distribution of rights dividends to holders of Common Stock under the Rights Agreement.
In connection with the transaction referenced above, the Issuer also amended that certain merger agreement (the “Merger Agreement”) relating to its 2006 acquisition of Vela Pharmaceuticals, Inc. (“Vela”) with certain designated representatives of the former stockholders of Vela, including the Venrock Entities (the “Merger Amendment”). The Merger Amendment defers the payment by the Issuer of certain cash milestones payable by the Issuer to the former stockholders of Vela, including the Venrock Entities, upon (A) the enrollment of the final patient in the Issuer’s current Phase 2b clinical trial for dextofisopam ($1 million payment obligation) and (B) the successful completion of such Phase 2b trial ($2 million payment obligation). Payment of such cash milestones will be deferred until such time as (X) the Issuer has successfully entered into a strategic collaboration or licensing agreement with a third party for the development of dextofisopam resulting in an upfront cash fee of at least $10 million, or a financing with net proceeds of at least such amount, and (Y) payment of one or both of the cash milestones would still leave the Issuer with at least one year’s operating cash. Additionally, the Issuer’s obligations to issue to the former Vela stockholders, including the Venrock Entities, 2.0 million shares of Common Stock after final patient enrollment in the dextofisopam Phase 2b clinical trial and 2.25 million shares of Common Stock after a successful Phase 2b trial are deferred until November 2, 2009.
Further reference is hereby made to that certain Current Report on Form 8-K/A filed by the Issuer on January 9, 2008, whereby the Issuer more specifically described the terms of the SPA, the Convertible Debentures, the Registration Rights Agreement, the Rights

Amendment and the Merger Amendment. The aforementioned documents were filed as exhibits on that certain Current Report on Form 8-K filed by the Issuer on January 4, 2008. The aforementioned description of the above-referenced transaction documents does not purport to be complete and is qualified in its entirety to reference to such documents, and such documents are hereby incorporated by reference as if attached hereto.
As of the date of this Schedule 13D/A, none of the Venrock Entities has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 reproduced below, except as disclosed herein and except that the Venrock Entities or their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers.
“Item 4. Purpose of Transaction
     State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e. Any material change in the present capitalization or dividend policy of the issuer;
f. Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
g. Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j. Any action similar to any of those enumerated above.”
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The Venrock Entities are members of a group for purposes of this Schedule 13D/A.
     (a) As of today’s date, (i) Venrock Associates beneficially owned 230,978 shares of the Issuer’s Common Stock, (ii) Venrock Associates III, L.P. beneficially owned 1,026,569 shares of the Issuer’s Common Stock, and (iii) Venrock Entrepreneurs Fund III, L.P. beneficially owned 25,665 shares of the Issuer’s Common Stock. Collectively, the Venrock Entities beneficially own 1,283,212 shares, or approximately 5.01% of the Issuer’s Common Stock. The percentages calculated above are based upon 25,603,759 shares of the Issuer’s Common Stock outstanding on October 30, 2007 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on the same date.
     (b) Each of the Venrock Entities has sole power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock, shared power to dispose or to direct the disposition of 1,219,052 shares of the Issuer’s Common Stock (excludes an aggregate of 64,160 shares of Common Stock held in escrow pursuant to the terms of an escrow agreement), sole power to vote or to direct the vote of no shares of the Issuer’s Common Stock, and shared power to vote or to direct the vote of 1,219,052 shares of the Issuer’s Common Stock.
     (c) Except as described herein, neither the Venrock Entities nor the Listed Persons, to the knowledge of the Venrock Entities, has effected any transactions in the Common Stock during the past 60 days.
     (d) No other person is known by the Venrock Entities to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Venrock Entities.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
Escrow
Pursuant to the terms of the Merger Agreement, the Venrock Entities were entitled to receive an aggregate of 1,283,212 shares of Common Stock in connection with the merger. Of the 1,283,212 shares, 64,160 shares are held in a clawback escrow and subject to forfeiture for indemnity claims until April 25, 2008. The Venrock Entities are entitled to vote the shares held in escrow for their benefit.
Securities Purchase Agreement; Registration Rights
On January 3, 2008, the Venrock Entities entered into the SPA described in Item 4 hereof with the Issuer and certain other investors set forth therein. In connection with the SPA, the Issuer issued to the Venrock Entities the Convertible Debentures (as defined in Item 4 hereof). In connection with the SPA and the Convertible Debentures, the Issuer entered into a Registration Rights Agreement with the investors party to the SPA.
As set forth in Item 4, the Convertible Debentures mature on the earlier of November 1, 2012 or the sale of the Issuer. In addition, the Convertible Debentures, together with all accrued and unpaid interest thereon, may be repaid, without premium or penalty, commencing on November 1, 2011. The Convertible Debentures may be converted in whole or in part (in increments of at least $100,000 principal amount), on or after November 1, 2008 until the earlier of (i) November 1, 2009 and (ii) the date the Convertible Debenture is no longer outstanding, at the holder’s election, into shares of Common Stock. However, the holder (together with its affiliates) may not acquire Common Stock upon conversion of the Convertible Debenture to the extent that, upon conversion, the holder (together with its affiliates) would beneficially own in excess of 4.99% of the total number of shares of Common Stock outstanding immediately after giving effect to such conversion. Starting on November 1, 2009 (or earlier upon the sale of the Issuer), the Convertible Debentures may be converted (in increments of at least $100,000 principal amount) at the option of the Venrock Entities into Common Stock, at a fixed conversion price equal to $0.70 per share. The Convertible Debentures bear interest at the rate of 10% per annum, payable semi-annually either in cash or Common Stock at the option of the Issuer. The Registration Rights Agreement provides that the Issuer will, subject to the terms thereof, register the Common Stock issuable upon conversion of the Convertible Debentures and the Common Stock issuable, at the Issuer’s option, in lieu of cash interest payments on the Convertible Debentures.
Rights Amendment
In connection with the transaction referenced above, the Issuer also entered into the Rights Amendment (as defined in Item 4 hereof) to exclude the acquisition of securities by the purchasers pursuant to the SPA and the Convertible Debentures from triggering a distribution of rights dividends to holders of the Issuer’s Common Stock under the Rights Agreement.
Merger Amendment
In connection with the transaction referenced above, the Issuer also entered into the Merger Amendment (as defined in Item 4 hereof) which defers the payment by the Issuer of certain cash milestones payable by the Issuer to the former stockholders of Vela, including the Venrock Entities, upon (A) the enrollment of the final patient in the Issuer’s current Phase 2b clinical trial for dextofisopam ($1 million payment obligation) and (B) the successful completion of such Phase 2b trial ($2 million payment obligation). Payment of such cash milestones will be deferred until such time as (X) the Issuer has successfully entered into a strategic collaboration or licensing agreement with a third party for the development of dextofisopam resulting in an upfront cash fee of at least $10 million, or a financing with net proceeds of at least such amount, and (Y) payment of one or both of the cash milestones would still leave the Issuer with at least one year’s operating cash. Additionally, the Issuer’s obligations to issue to the former Vela stockholders, including the Venrock Entities, 2.0 million shares of Common Stock after final patient enrollment in the dextofisopam Phase 2b clinical trial and 2.25 million shares of Common Stock after a successful Phase 2b trial are deferred until November 2, 2009.
The descriptions contained in this Schedule 13D/A of the SPA, the Convertible Debentures, the Registration Rights Agreement, the Escrow Agreement, the Rights Amendment and the Merger Amendment are qualified in their entirety by reference to the full text of such agreements, copies of which are filed herewith as Exhibit B through Exhibit G and incorporated by reference in this Schedule 13D/A.
Other than as described in this Schedule 13D/A, to the best of the Venrock Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.
A. Agreement regarding filing of joint Schedule 13D/A.
B. Securities Purchase Agreement dated as of January 3, 2008 by and among the Pharmos Corporation and the Purchasers named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on January 4, 2008).
C. Form of 10% Convertible Debenture dated January 3, 2008 of Pharmos Corporation (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on January 4, 2008).
D. Registration Rights Agreement dated as of January 3, 2008 by and among Pharmos Corporation and the Purchasers named therein (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on January 4, 2008).
E. Form of Escrow Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on March 15, 2006).
F. Amendment No. 2 dated as of January 3, 2008 to the Rights Agreement, dated as of September 5, 2002, as amended on October 23, 2006 between Pharmos Corporation and American Stock Transfer & Trust Co., as Rights Agent (incorporated by reference to Exhibit 4.6 to the Issuer’s Current Report on Form 8-K filed on January 4, 2008).
G. Amendment No. 3 to Agreement and Plan of Merger dated as of January 3, 2008 by and among Pharmos Corporation and the Representatives named therein (incorporated by reference to Exhibit 4.5 to the Issuer’s Current Report on Form 8-K filed on January 4, 2008).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 16, 2008

VENROCK ASSOCIATES
by a General Partner
VENROCK ASSOCIATES III, L.P.,
by its General Partner, Venrock Management III LLC
VENROCK ENTREPRENEURS FUND III, L.P.
by its General Partner, VEF Management III LLC

By:	/s/ Anthony B. Evnin

Name:	Anthony B. Evnin
Title:	As a General Partner or Member

SCHEDULE 1
General Partners/Members/Executive Officers
Michael C. Brooks
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III LLC, the general partner of Venrock Entrepreneurs Fund III, L.P.
Citizenship: USA
Eric S. Copeland
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III LLC, the general partner of Venrock Entrepreneurs Fund III, L.P.
Citizenship: USA
Anthony B. Evnin
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III LLC, the general partner of Venrock Entrepreneurs Fund III, L.P.
Citizenship: USA
Linda H. Hanauer
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: Chief Financial and Administrative Officer of Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P.; Member of Venrock Management III LLC
Citizenship: USA
Bryan E. Roberts
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III LLC, the general partner of Venrock Entrepreneurs Fund III, L.P.
Citizenship: USA
Ray A. Rothrock
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III LLC, the general partner of Venrock Entrepreneurs Fund III, L.P.
Citizenship: USA
Anthony Sun
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III LLC, the general partner of Venrock Entrepreneurs Fund III, L.P.
Citizenship: USA
Michael F. Tyrrell
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508

New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III LLC, the general partner of Venrock Entrepreneurs Fund III, L.P.
Citizenship: USA
Brian D. Ascher
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: Member of Venrock Management III LLC
Citizenship: USA
Venrock Management III LLC
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Business: A General Partner of Venrock Associates III, L.P. Principal Place of Business: New York
VEF Management III LLC
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Business: A General Partner of Venrock Entrepreneurs Fund III, L.P. Principal Place of Business: New York

EXHIBIT INDEX
A. Agreement regarding filing of joint Schedule 13D/A.
B. Securities Purchase Agreement dated as of January 3, 2008 by and among the Pharmos Corporation and the Purchasers named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on January 4, 2008).
C. Form of 10% Convertible Debenture dated January 3, 2008 of Pharmos Corporation (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on January 4, 2008).
D. Registration Rights Agreement dated as of January 3, 2008 by and among Pharmos Corporation and the Purchasers named therein (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on January 4, 2008).
E. Form of Escrow Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on March 15, 2006).
F. Amendment No. 2 dated as of January 3, 2008 to the Rights Agreement, dated as of September 5, 2002, as amended on October 23, 2006 between Pharmos Corporation and American Stock Transfer & Trust Co., as Rights Agent (incorporated by reference to Exhibit 4.6 to the Issuer’s Current Report on Form 8-K filed on January 4, 2008).
G. Amendment No. 3 to Agreement and Plan of Merger dated as of January 3, 2008 by and among Pharmos Corporation and the Representatives named therein (incorporated by reference to Exhibit 4.5 to the Issuer’s Current Report on Form 8-K filed on January 4, 2008).